INDEPENDENT AUDITORS CONSENT
----------------------------


We consent to the incorporation by reference in this Post-Effective Amendment No. 96 to the Registration Statement No. 2-10156 on Form N-1A of the John Hancock Investment Trust, of our reports dated February 11, 2003 appearing in the Annual Reports to Shareholders of John Hancock Fundamental Value Fund, John Hancock Large Cap Equity Fund, John Hancock Sovereign Investors Fund, John Hancock Balanced Fund and John Hancock Strategic Growth Fund for the year ended December 31, 2003.

We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and as "independent accountants" in the Statement of Additional Information, which are a part of such Registration Statement.


DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 26, 2004